SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED August 8, 2001

CENTURION ANNOUNCES GELGEL-1 GAS DISCOVERY IN EGYPT

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces Gelgel-1 exploratory well spudded on July 27, 2001 and reached a total depth of 1250 meters in the Kafr El Sheikh formation on August 2, 2001. During drilling the well encountered a number of gas shows in the main target of the upper Kafr El Sheikh formation.

Open hole logs and RFT pressure tests were run from surface to total depth. The logs and pressure data indicate the presence of multiple gas bearing sands. A gross pay interval of 53.2 meters with 15.5 meters of net pay from high quality gas-bearing sands has been confirmed. The well has been cased and is currently being completed as a gas producer with production testing expected to commence this week.

The test is designed to determine the well optimum productivity and the potential gas and condensate reserves in the Gelgel prospect. This discovery has the potential to significantly enhance the reserve base in the southern area of the El Manzala concession where Centurion’s Abu Monkar field was discovered in 1998.

Once testing has been completed, the drilling rig will move to the next location, Fasada-1 exploration well, located approximately 12 kilometers to the southwest of Gelgel-1.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
August 31, 2001	By:/s/ Barry W. Swan Barry W. Swan Senior Vice-President and CFO